Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
 First Quarter 2016 Financial Results

BEIJING — May 23, 2016 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first quarter ended March 31, 2016.

Highlights for the First Quarter of 2016

•                       Net revenues were RMB267.8 million (US$41.5 million), compared with RMB363.7 million in the corresponding period in 2015.

•                       Gross loss was RMB13.6 million (US$2.1 million), compared with gross profit of RMB107.4 million in the corresponding period in 2015.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB56.9 million (US$8.8 million), compared with adjusted EBITDA (non-GAAP) of RMB49.7 million in the corresponding period in 2015.

•                       Net loss attributable to ordinary shareholders was RMB138.5 million (US$21.5 million), compared with net loss attributable to ordinary shareholders of RMB5.2 million in the corresponding period in 2015.

“Our revenues in the first quarter were impacted by the continued challenges associated with the optimization of our High Performance Cloud Caching (HPCC) platform,” stated Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache, “Since we launched the platform in mid-2015, our optimization progress has been slower than planned and has not yet delivered the desired operational performance. However, we believe this platform is the basis of our long-term competitive differentiation, and we are working intensively with certain Content Delivery Network (CDN) clients with high-volume traffic in order to increase their traffic flow on this platform, while further advancing the platform optimization. We continue to expect our HPCC platform to accommodate increasing traffic with enhanced quality services, and to return to top-line growth in the second half of 2016. In addition, we will maintain disciplined cost control and operating efficiency.

“We officially launched our Atecsys Cloud Data Center and Internet Exchange business during the first quarter, and established a node in Guangzhou in April. In the foreseeable future, we plan to establish additional nodes in more tier 1 and tier 2 cities in China. We are confident in realizing our vision to create a dedicated carrier- and Internet-neutral data center network (DCN) ecosystem that offers Internet companies total solutions.

“With over fifteen years of proven experience in solutions for China’s Internet infrastructure and our extensive CDN and cutting-edge Atecsys Cloud Data Center and Internet Exchange services, we remain confident that our compelling value proposition will bring long-term profitability and growth to the Company in China’s rapidly expanding Internet industry,” concluded Mr. Wang.

First Quarter 2016 Financial Results

Net revenues for the first quarter of 2016 were RMB267.8 million (US$41.5 million), representing a 14.0% decrease from the previous quarter and a 26.4% decrease from the corresponding period in 2015. The decrease in net revenues was primarily due to the continued ongoing challenges associated with HPCC platform optimization process in the first quarter.

Cost of revenues for the first quarter of 2016 increased by 5.2% quarter-over-quarter and 9.8% year-over-year to RMB281.4 million (US$43.6 million). Gross margin was negative 5.1%, compared with 14.2% in the previous quarter and 29.5% in the corresponding period in 2015. Non-GAAP gross margin, which excludes share-based compensation, was negative 4.0%, compared with 14.5% in the previous quarter and 29.9% in the corresponding period in 2015. The decline of gross margin was mainly due to reduced bandwidth efficiency.

Sales and marketing expenses for the first quarter of 2016 were RMB23.7 million (US$3.7 million), or 8.9% of net revenues, representing a 21.3% decrease over the previous quarter and a 25.5% decrease from the corresponding period in 2015.

General and administrative expenses for the first quarter of 2016 were RMB87.5 million (US$13.6 million), or 32.7% of net revenues, representing a 43.3% increase from the previous quarter and a 76.0% increase from the corresponding period in 2015. The increase in general and administrative expenses was primarily attributable to newly granted restricted shares in the end of 2015.

Research and development (R&D) expenses for the first quarter of 2016 were RMB27.9 million (US$4.3 million), or 10.4% of net revenues, representing a 9.5% increase from the previous quarter and a 3.7% increase from the corresponding period in 2015.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange and transaction tax on assets transfer, was a loss of RMB56.9 million (US$8.8 million). Adjusted EBITDA (non-GAAP) was RMB3.9 million in the previous quarter and RMB49.7 million in the corresponding period in 2015.

Operating loss was RMB147.2 million (US$22.8 million) in the first quarter of 2016, compared with an operating loss of RMB64.1 million in the previous quarter and an operating loss of RMB1.1 million in the corresponding period in 2015. Non-GAAP operating loss, which excludes share-based compensation expenses and transaction tax on assets transfer, was RMB97.0 million (US$15.0 million), compared with a non-GAAP operating loss of RMB40.5 million in the previous quarter and a non-GAAP operating income of RMB14.1 million in the corresponding period in 2015.

Income tax benefit was RMB12.4 million (US$1.9 million) in the first quarter of 2016, compared with income tax benefit of RMB22.9 million in the previous quarter and income tax expense of RMB0.5 million in the corresponding period in 2015.

Net loss was RMB138.5 million (US$21.5 million) in the first quarter of 2016, compared with net loss of RMB36.8 million in the previous quarter, and a net loss of RMB5.2 million in the corresponding period in 2015. Net loss per basic and diluted American depositary share (“ADS”) for the first quarter of 2016 was RMB5.60 (US$0.87) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net income before share-based compensation expenses, foreign exchange loss, penalties on uncertain tax positions and transaction tax on assets transfer, was RMB87.5 million (US$13.6 million) in the first quarter of 2016, compared with adjusted net loss (non-GAAP) of RMB15.8 million in the previous quarter and adjusted net profit (non-GAAP) of RMB10.4 million in the corresponding period in 2015. Non-GAAP net loss per basic and diluted ADS for the first quarter of 2016 was RMB3.54 (US$0.55) each.

Balance Sheet

As of March 31, 2016, the Company had cash and cash equivalents of RMB412.9 million (US$64.0 million), compared with RMB606.8 million as of December 31, 2015.

Capital expenditures for the first quarter of 2016 were RMB31.7 million (US$4.9 million).

2016 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.45 billion to RMB1.55 billion for the full year of 2016, representing year-over-growth of 7.1% to 14.5%. The Company expects most of the revenue growth to occur in the second half of the year.

This outlook reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern time on May 23, 2016, which corresponds to 8:00 AM Beijing time on May 24, 2016.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 15416126

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until May 30, 2016 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 15416126

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense and transaction tax on assets transfer.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss), penalties on uncertain tax positions and transaction tax on assets transfer.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and transaction tax on assets transfer that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.4480 as of March 31, 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the full year 2016 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Mar 31	As of Mar 31
	2015	2016	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	606,796	412,942	64,042
Accounts receivable, net	243,431	224,187	34,768
Prepaid expenses and other current assets	31,560	46,672	7,239
Short term investments	26,169	176,603	27,389
Deferred tax assets	17,923	19,030	2,951
Amount due from a subsidiary held for sale	435	416	65
Assets held for sale	1,060,543	1,080,457	167,565
Total current assets	1,986,857	1,960,307	304,019

Non-current assets
Property and equipment, net	499,946	474,250	73,550
Intangible assets, net	10,898	10,094	1,565
Long term investments	50,157	50,633	7,853
Deferred tax assets	11,368	20,397	3,163
Long term deposits and other non-current assets	59,390	63,141	9,792
Total non-current assets	631,759	618,515	95,923

Total Assets	2,618,616	2,578,822	399,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	205,593	285,950	44,347
Accrued employee benefits	44,690	58,028	8,999
Accrued expenses and other payables	76,409	62,871	9,750
Income tax payable	13,513	14,029	2,176
Liabilities for uncertain tax positions	11,337	11,337	1,758
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,114
Current portion of capital lease obiligations	70,615	76,969	11,937
Deferred government grant	16,360	13,000	2,016
Amount due to a subsidiary held for sale	319,536	293,729	45,554
Liabilities held for sale	1,014,449	1,041,382	161,505
Total current liabilities	1,779,700	1,864,493	289,159

Non-current liabilities

Long-term loan	4,340	3,590	557
Non-current portion of capital lease obligations	104,450	97,010	15,045
Deferred government grant	8,439	15,419	2,391
Total non-current liabilities	117,229	116,019	17,993

Total Liabilities	1,896,929	1,980,512	307,152

Total Shareholders’ equity	721,687	598,310	92,790

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,618,616	2,578,822	399,942

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2016
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	363,745	311,447	267,777	41,529
Cost of revenues	(256,299)	(267,339)	(281,374)	(43,637)

Gross profit (loss)	107,446	44,108	(13,597)	(2,108)
Other operating income	—	13,911	5,581	866
Sales & marketing expenses	(31,833)	(30,145)	(23,725)	(3,679)
General & administrative expenses	(49,712)	(61,062)	(87,515)	(13,572)
Transaction tax on assets transfer	—	(5,394)	—	—
Research & development expenses	(26,962)	(25,530)	(27,948)	(4,334)

Operating loss	(1,061)	(64,112)	(147,204)	(22,827)
Interest income	992	1,940	420	65
Interest expense	(4,129)	(2,473)	(3,406)	(528)
Other income (expense)	18	141	(4)	(1)
Foreign exchange (loss) gain, net	(475)	4,845	(752)	(117)

Loss before income taxes	(4,655)	(59,659)	(150,946)	(23,408)
Income tax (expense) benefit	(548)	22,861	12,416	1,926

Net loss	(5,203)	(36,798)	(138,530)	(21,482)

Net loss attributable to the noncontrolling interest	—	(44)	(70)	(11)

Net loss attributable to the Company’s shareholders	(5,203)	(36,754)	(138,460)	(21,471)

Foreign currency translation	266	249	(44)	(7)
Unrealized holding gain on available-for-sale investments	286	1,106	429	67

Total other comprehensive income, net of tax	552	1,355	385	60

Comprehensive loss	(4,651)	(35,443)	(138,145)	(21,422)

Comprehensive loss attributable to the noncontrolling interest	—	(44)	(70)	(11)

Comprehensive loss attributable to the Company’s shareholders	(4,651)	(35,399)	(138,075)	(21,411)

Loss per ordinary share:
Basic	(0.01)	(0.09)	(0.35)	(0.05)
Diluted	(0.01)	(0.09)	(0.35)	(0.05)

Loss per ADS*:
Basic	(0.20)	(1.45)	(5.60)	(0.87)
Diluted	(0.20)	(1.45)	(5.60)	(0.87)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	413,501,903	404,344,939	395,349,144	395,349,144
Diluted	413,501,903	404,344,939	395,349,144	395,349,144

*      Note1:1 ADS = 16 shares

Supplementary Metrics

(Unaudited)

	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016

Revenues breakdown by industry verticals

Internet and software	22%	21%	21%	21%	19%
Mobile internet	16%	16%	18%	18%	21%
Media and entertainment	29%	30%	28%	28%	23%
E-commerce	19%	19%	19%	19%	20%
Enterprises	14%	14%	14%	14%	16%
Government agencies	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Capital expenditures	56,144	25,150	7,735	38,144	31,694
As a percentage of net revenues	15.4%	7.1%	2.4%	12.2%	11.8%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2016
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain, penalties on uncertain tax positions and transaction tax on assets transfer

Net loss	(5,203)	(36,798)	(138,530)	(21,482)
Depreciation	34,185	40,872	39,338	6,101
Amortization	1,349	1,151	718	111
Interest expense	4,129	2,473	3,406	528
Interest income	(992)	(1,940)	(420)	(65)
Income tax expense (benefit)	548	(22,861)	(12,416)	(1,926)
Share-based compensation	15,163	18,259	50,247	7,793
Foreign exchange loss (gain)	475	(4,845)	752	117
Penalties on uncertain tax positions	—	2,206	—	—
Transaction tax on assets transfer	—	5,394	—	—
Adjusted EBITDA	49,654	3,911	(56,905)	(8,823)
Margin%	13.7%	1.3%	(21.3)%	(21.3)%

Adjusted net income (loss)— defined as net loss before share-based compensation, foreign exchange gain, penalties on uncertain tax positions and transaction tax on assets transfer

Net loss	(5,203)	(36,798)	(138,530)	(21,482)
Share-based compensation	15,163	18,259	50,247	7,793
Foreign exchange loss (gain)	475	(4,845)	752	117
Penalties on uncertain tax positions	—	2,206	—	—
Transaction tax on assets transfer	—	5,394	—	—
Adjusted net income (loss)	10,435	(15,784)	(87,531)	(13,572)
Margin%	2.9%	(5.1)%	(32.7)%	(32.7)%
Earnings (loss) per ordinary share:
Basic	0.03	(0.04)	(0.22)	(0.03)
Diluted	0.02	(0.04)	(0.22)	(0.03)
Earnings (loss) per ADS:
Basic	0.40	(0.62)	(3.54)	(0.55)
Diluted	0.39	(0.62)	(3.54)	(0.55)

Non-GAAP gross profit (loss) — defined as gross profit before share-based compensation expense

Gross profit (loss)	107,446	44,108	(13,597)	(2,108)
Plus: Share-based compensation	1,307	945	2,833	439
Non-GAAP gross profit (loss)	108,753	45,053	(10,764)	(1,669)
Margin%	29.9%	14.5%	(4.0)%	(4.0)%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	31,833	30,145	23,725	3,679
Minus: Share-based compensation	(1,103)	(693)	(1,543)	(239)
Non-GAAP sales & marketing expenses	30,730	29,452	22,182	3,440
% of net revenues	8.4%	9.5%	8.3%	8.3%

General & administrative expenses	49,712	61,062	87,515	13,572
Minus: Share-based compensation	(11,089)	(15,876)	(43,936)	(6,814)
Non-GAAP general & administrative expenses	38,623	45,186	43,579	6,758
% of net revenues	10.6%	14.5%	16.3%	16.3%

Research & development expenses	26,962	25,530	27,948	4,334
Minus: Share-based compensation	(1,664)	(745)	(1,935)	(300)
Non-GAAP research & development expenses	25,298	24,785	26,013	4,034
% of net revenues	7.0%	8.0%	9.7%	9.7%

Non-GAAP operating profit (loss) — defined as GAAP operating loss before share-based compensation expense and transaction tax on assets transfer

Operating loss	(1,061)	(64,112)	(147,204)	(22,827)
Plus: Share-based compensation	15,163	18,259	50,247	7,793
Transaction tax on assets transfer	—	5,394	—	—
Non-GAAP operating profit (loss)	14,102	(40,459)	(96,957)	(15,034)
Margin%	3.9%	(13.0)%	(36.2)%	(36.2)%